SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Metrocall Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

59164X 10 5
(CUSIP Number)

Thomas R. Stephens
Bartlit Beck Herman Palenchar & Scott
1899 Wynkoop, Suite 800
Denver, Colorado 80202
(303) 592-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. _

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

        Items number 4 and 7 of the statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (the “Common Stock”) of Metrocall Holdings, Inc., a Delaware corporation (“Metrocall”) previously filed by Scion Capital, LLC, Scion Qualified Fund, LLC and Dr. Michael J. Burry is hereby amended.

Item 4. Purpose of Transaction

        No change except for the addition of the following:

        On November 8, 2004, Dr. Burry sent the letter attached to this Statement as Exhibit 99.4 to Mr. Royce Yudkoff, Chairman of the Board of Metrocall, which letter is hereby incorporated in its entirety. As indicated in the letter, the Reporting Persons continue to believe that the proposed merger between Metrocall and Arch is not fair to Metrocall stockholders.

Item 7. Exhibits

        No change except for the addition of the following:

Exhibit 99.4	Letter dated November 8, 2004 from Dr. Michael J. Burry to Royce Yudkoff, Chairman of the Board of Directors of Metrocall Holdings, Inc.

      Signature

        After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2004 /s/ Dr. Michael J. Burry Dr. Michael J. Burry, individually and as managing member of Scion Capital, LLC, managing member of Scion Qualified Funds, LLC